

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 22, 2017

Mr. Bruce A. Hausmann
Chief Financial Officer
Interface, Inc.
2859 Paces Ferry Road, Suite 2000
Atlanta, Georgia 303392

  Re: **Interface, Inc.**
    Form 10-K for the Fiscal Year Ended January 1, 2017
    Filed March 2, 2017
    File No. 1-33994

Dear Mr. Hausmann:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          /s/ Jennifer Thompson

          Jennifer Thompson
          Accounting Branch Chief
          Office of Consumer Products